UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Invesco Real Estate Income Trust Inc.
(Name of Issuer)
 Class N Redeemable Common Stock, par value $.01 per share
(Title of Class of Securities)

None
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13G

1	NAMES OF REPORTING PERSONS
Massachusetts Mutual Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,289,602

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,289,602

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,289,602

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
100%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

2

CUSIP No. None	13G

1	NAMES OF REPORTING PERSONS
Stillings Street LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,289,602

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,289,602

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,289,602

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
100%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

3

Item 1(a).	Name of Issuer

Invesco Real Estate Income Trust Inc. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2300 N Field Street, Suite 1200
Dallas, TX 75201

Item 2(a).	Name of Person Filing

Massachusetts Mutual Life Insurance Company

Items 2(b) and 2(c).	Address of Principal Business Office and Citizenship

Massachusetts Mutual Life Insurance Company ("MassMutual")
1295 State Street
Springfield, MA  01111
Citizenship: Massachusetts

Stillings Street LLC ("Stillings")
1295 State Street
Springfield, MA  01111
Citizenship: Delaware

Item 2(d).	Title of Class of Securities:

Class N Redeemable Common Stock, par value $.01 per share (the "Class N Common Stock").

Item 2(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The beneficial ownership reported herein is as of the date hereof.  As of September 30, 2024, MassMutual directly held 14,289,602 shares of Class N Common Stock. On October 28, 2024, MassMutual and Stillings, a wholly owned subsidiary of MassMutual, entered into a contribution agreement whereby MassMutual transferred the 14,289,602 shares of Class N Common Stock to Stillings. MassMutual may be deemed the beneficial owner of the Class N Common Stock directly held by Stillings.

(b)	Percent of class:

Each Reporting Person may be deemed to be the beneficial owner of the percentage of shares of Class N Common Stock listed on each Reporting Person’s cover page.

4

The Reporting Persons beneficially own 100% of the Class N Common Stock.  Such Class N Common Stock represents 63.7% of the total outstanding shares of common stock of the Issuer based on 22,439,173 shares of common stock outstanding as of September 30, 2024, as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on October 17, 2024.

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:
See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:
See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:
See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2024

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By: /s/ Helder P. Pereira
Name: Helder P. Pereira
Title: Authorized Signatory

STILLINGS STREET LLC

By: /s/ Helder P. Pereira
Name: Helder P. Pereira
Title: Authorized Signatory

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.